Exhibit 99.1

Investor Relations:	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-786-036-1746 Jamie Tully Ph: +1-212-687-8080

Elan Announces Dosing of First Patient in Phase 2a Trial of ELND005
(Scyllo-inositol) in Down Syndrome

DUBLIN, IRELAND, September 3, 2013 -- Elan Corporation, plc (NYSE: ELN) announced today the first patient dosing in a Phase 2a study of ELND005 in Down syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of 2 doses of ELND005 and placebo in young adults with Down syndrome without dementia, and will also include select cognitive and behavioural measures. Information on the study design and protocol for ELND005-DS201 can be found at http://clinicaltrials.gov/.

The first person was dosed at the site of Dr. Ira Lott, Professor of Neurology and Pediatrics and Down syndrome expert at the University of California, Irvine. Dr Lott commented, “we are pleased to be starting this new study with ELND005. Drug development efforts in the field have been limited so far, and we look forward to studying the potential of ELND005 as a cognitive enhancer that may improve everyday functioning of adults with Down syndrome."

About Down Syndrome
Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer’s dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signalling.

About ELND005
ELND005 is an orally bioavailable small molecule that is being investigated by Elan for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels.  An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development, including the published Phase 2 study ELND005-AD201 in AD. ELND005 is also being studied as a potential treatment of agitation and aggression in Alzheimer’s disease (Study ELND005-AG201) and as a maintenance therapy of Bipolar Disorder Type I (Study ELND005-BPD201).

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

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